Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Financial Statements

Second Quarter Ended March 31, 2011

(expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim financial statements of Zodiac Exploration Inc. (the “Company”) have been prepared by and are the responsibility of the management of the Company. The financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on currently available information.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted a review engagement in accordance with Canadian generally accepted auditing standards.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

(Signed)  “Murray Rodgers”

(Signed) “Randy Neely”

President and Chief Executive Officer

Chief Financial Officer

May 20, 2011

Calgary, Alberta

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Balance Sheets

As at March 31, 2011 and September 30, 2010

(Unaudited - expressed in Canadian dollars)

	March 31, 2011	September 30, 2010
Assets
Current Assets
Cash and cash equivalents	$ 30,763,831	$ 58,445,410
Accounts receivable	89,398	62,622
Prepaid expenditures and deposits	393,541	537,553
	31,246,770	59,045,585
Investment in KOS Energy Ltd.	25,000	25,000
Property, plant and equipment (note 5)	41,286,636	21,071,687
	72,558,406	80,142,272
Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,289,095	2,133,169
	3,289,095	2,133,169
Asset retirement obligation (note 6)	311,365	206,045
	3,600,460	2,339,214

Shareholders’ equity
Share capital (note 8b)	77,235,069	74,741,933
Warrants (note 8c)	6,538,394	6,546,828
Contributed surplus	1,515,792	1,122,919
Deficit	(16,331,309)	(4,608,622)
	68,957,946	77,803,058
	72,558,406	80,142,272

Nature of operations (note 1)

Commitments (note 11)

Subsequent events (note 13)

The accompanying notes are an integral part of these financial statements.

                                                                                                                                                                                                                                                                                                                                                                                                                1

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Statements of Loss, Comprehensive Loss and Deficit

For the three and six months ended March 31, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

	Three months ended March 31, 2011	Three months ended March 31, 2010	Six months ended March 31,2011	Six months ended March 31, 2010
Revenue
Interest income	33,963	424	85,524	1,464
	33,963	424	85,524	1,464
Expenses
General and administrative	$ 1,017,562	$ 384,857	$ 1,831,523	$ 905,422
Impairment of oil and gas properties	8,471,858	-	8,471,858	-
Foreign exchange loss	828,286	91,682	1,117,310	129,460
Stock based compensation (note 8d and 8f)	156,117	35,903	367,430	124,589
Depletion, depreciation and accretion (note 5)	10,471	10,742	20,090	16,333
	10,484,294	523,184	11,808,211	1,175,804
Net loss and comprehensive loss	(10,450,331)	(522,760)	(11,722,687)	(1,174,340)
Deficit, beginning of period	(5,880,978)	(2,028,453)	(4,608,622)	(1,376,873)
Deficit, end of period	(16,331,309)	(2,551,213)	(16,331,309)	(2,551,213)

Basic and diluted loss per share (note 8g)	(0.03)	(0.00)	(0.04)	(0.01)
Weighted average shares outstanding during the period (note 8g)	321,413,256	114,366,190	319,608,765	98,663,673

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Statements of Cash Flows

For the three and six months ended March 31, 2011 and 2010

(Unaudited - expressed in Canadian dollars)

	Three months ended March 31, 2011	Three months ended March 31, 2010	Six months ended March 31, 2011	Six months ended March 31, 2010
Cash flows used in operating activities:
Net loss for the period	$ (10,450,331)	$ (522,760)	$ (11,722,687)	$(1,174,340)
Items not affecting cash:
Impairment on assets	8,471,858	-	8,471,858	-
Stock based compensation	156,117	35,903	367,430	124,589
Unrealized foreign exchange loss	754,914	91,682	1,064,408	91,682
Depletion, depreciation and accretion	10,471	10,742	20,090	16,333
	(1,056,971)	(384,433)	(1,798,901)	(941,736)
Changes in non-cash working capital
Change in accounts receivable	(8,289)	(52,385)	(9,426)	(88,985)
Change in prepaid expenditures and deposits	(48,379)	(73,671)	35,391	(63,149)
Change in accounts payable and accrued liabilities	121,952	249,537	(160,755)	155,091
	(991,687)	(260,952)	(1,933,691)	(938,779)
Cash flows used in investing activities
Purchase of property and equipment	(20,983,243)	(617,197)	(25,751,769)	(2,729,776)
Disposal of property and equipment	-	-	-	159,300
Change in non-cash working capital
Change in accounts receivable	3,507	-	(17,350)	(16,174)
Change in prepaid expenditures and deposits	286,694	-	108,621	-
Change in accounts payable and accrued liabilities	(505,613)	(362,532)	409,393	(316,224)
	(21,198,655)	(979,729)	(25,251,105)	(2,902,874)
Cash flows provided by financing activities
Proceeds from issuance of common shares, net of share issue costs	-	10,180,517	-	10,180,517
Proceeds from exercise of warrants	315,625	711,447	474,625	711,447
Proceeds from exercise of stock options	56,000	-	93,000	-
	371,625	10,891,964	567,625	10,891,964
Foreign exchange loss on cash held in foreign currency	(754,914)	(91,682)	(1,064,408)	(91,682)
Change in cash and cash equivalents	(22,573,631)	9,559,601	(27,681,579)	6,958,629
Cash and cash equivalents, beginning of period	53,337,462	1,268,969	58,445,410	3,869,941
Cash and cash equivalents, end of period	30,763,831	10,828,570	30,763,831	10,828,570

The accompanying notes are an integral part of these financial statements.

                                                                                                                                                                                                                                                                                                                                                                                                                        3

Zodiac Exploration Inc.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2011

(Unaudited - expressed in Canadian dollars)

Nature of operations

Zodiac Exploration Inc. (“Zodiac” or “the Company”) was formed as a result of the Reverse Takeover (“RTO”) as structured under a Plan of Arrangement completed on September 28, 2010, in which Peninsula Resources Ltd. (“Peninsula”) acquired all of the outstanding shares of Zodiac Exploration Corp. in a share for share exchange (the “Transaction”) (note 4).  The Transaction entailed the amalgamation of Zodiac Exploration Corp. with 1543081 Alberta Ltd. (subsequently named Zodiac Exploration Corp.), a wholly-owned subsidiary of Peninsula Resources Ltd.  Upon completion of the Transaction, Peninsula changed its name to Zodiac Exploration Inc.  For financial reporting purposes, the Transaction was accounted for as a RTO that did not constitute a business combination, with Zodiac Exploration Corp. identified as the RTO acquirer and Peninsula the reverse takeover acquiree.  These consolidated financial statements are those of Zodiac with the RTO accounted for as a capital transaction. The comparative information presented, including all information presented prior to September 28, 2010, is that of Zodiac Exploration Corp. as it has been deemed the continuing entity post-RTO. During the nine month fiscal year ended September 30, 2010 the Company was primarily focused on preparing for, and raising capital to fund, its planned exploration and development program in California.  During 2009 the Company was engaged in the exploration for, and development and production of, petroleum and natural gas in the states of California and Kentucky, and in the province of Nova Scotia. To date, the Company has no oil and gas revenues and is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11.

The Company has consolidated in its accounts the accounts of: Zodiac Exploration Corp.; Peninsula Resources (Barbados) Limited (“Peninsula Resources (Barbados)”); and Zodiac USA Corp. (“Zodiac USA”), including Zodiac Kentucky LLC (“Zodiac Kentucky”) and Zodiac Energy LLC (“Zodiac Energy”).  Peninsula Resources (Barbados) was established by Peninsula Resources Ltd. prior to the RTO and is inactive.  Zodiac Exploration Corp. (formerly 1543081 Alberta Ltd.) was the amalgamation vehicle for the RTO.  Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively. Both Zodiac Kentucky and Zodiac Energy are limited liability corporations, established under the laws of the state of Nevada, wholly-owned by Zodiac USA to act as operating companies.  Zodiac Kentucky LLC is inactive.

At March 31, 2011, the Company has not yet achieved profitable operations, has accumulated a deficit of $16,331,309 (September 30, 2010 - $4,608,622) since its inception, and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development.  As at March 31, 2011, the Company’s cash balance was $30,763,831 (September 30, 2010 - $58,445,410) primarily resulting from financings completed in the nine month period ended September 30, 2010.  These available funds are expected to be adequate to fund the Company’s planned 2011 capital expenditures.

Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), using the same accounting policies and methods as per the audited consolidated financial statements for the nine month period ended September 30, 2010.  They do not include all of the disclosures required by Canadian GAAP, and should be read in conjunction with the most recent audited consolidated financial statements of the Company.

The results of operations for the three and six months ended March 31, 2011 are not necessarily indicative of those expected for the entire year ending September 30, 2011.

Future accounting and reporting changes

The Company successfully completed efforts to raise additional equity capital in conjunction with the plan to combine with Peninsula (note 4).  Post RTO, U.S. based investors form a substantial minority of the Company’s shareholder base.  Should trading of the Company’s shares shift the balance to majority ownership by U.S. investors, it is anticipated, given the Company’s focus on the properties located in California, that the Company would eventually become a Domestic Issuer from a Securities Exchange Commission perspective.  As a result, the Company would then be obligated to prepare and file U.S. GAAP based financial statements and regulatory filings to comply with U.S. regulations.   If that were to occur, the Company could avail itself of the option to use its U.S. GAAP statements for all financial disclosure requirements both in Canada and the U.S.  Alternatively, should shareholdings shift towards a greater allocation to Canadian and International investors or stay static, International Financial Reporting Standards (“IFRS”) will need to be adopted for the fiscal year beginning October 1, 2011.  In order to eliminate the uncertainty regarding an inevitable accounting conversion, to either IFRS or U.S. GAAP, the Company intends to list its securities on a U.S. exchange and file U.S. GAAP statements with the Securities Exchange Commission (“SEC”).  Further the Company intends to avail itself of the option to use its U.S.

Zodiac Exploration Inc.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2011

(Unaudited - expressed in Canadian dollars)

GAAP statements for all financial disclosure requirements both in Canada and the U.S.  The Company has determined conversion to U.S. GAAP will have an insignificant impact on its financial statements.

Reverse Takeover

On August 19, 2010, Zodiac Exploration Corp. entered into an Arrangement Agreement with Peninsula, and a wholly-owned subsidiary of Peninsula named 1543081 Alberta Ltd., to effect a reverse takeover transaction (the “Agreement”).  Under the Agreement, Zodiac Exploration Corp. amalgamated with 1543081 Alberta Ltd (the continuing corporate entity post-amalgamation was named Zodiac Exploration Corp.); Peninsula was the continuing entity and renamed Zodiac Exploration Inc.  This transaction was successfully completed on September 28, 2010 (“the Closing Date”) with the shares of the Company subsequently listed on the TSX-Venture Exchange.  As a result of the transaction mechanics, the shareholders of Zodiac Exploration Corp. held 308,721,985 post-consolidation shares (97.21%), and the shareholders of Peninsula held 8,861,626 post-consolidation shares (2.79%) of the Company as of the Closing Date.

Immediately prior to the reverse takeover the book value of Peninsula’s net assets was as follows:

Cash	197,600
Prepaid Expenses	1,151
Accounts receivable	24,275
Accounts payable and accrued liabilities	(1,172)
Book value of net assets	221,854

Although Peninsula was the legal acquirer of Zodiac, because the shareholders of Zodiac Exploration Corp. held approximately 97.2% of the Company post RTO, Zodiac Exploration Corp. was treated as the acquirer under Canadian GAAP.  Consequently, Zodiac Exploration Inc. was deemed a continuation of Zodiac Exploration Corp. and the book value of Peninsula’s net assets were accounted for as an increase in share capital of $221,854 as Peninsula had been deemed not to meet the definition of a business under Canadian GAAP (necessitating treatment as a capital transaction).  RTO transaction costs, to the extent of cash received from Peninsula, were charged to share capital in the amount of $197,600, resulting in a net increase to share capital of $16,442 and warrants of $7,812 (note 8b and 8c, respectively).

Zodiac Exploration Inc.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2011

Property and equipment

			March 31, 2011
	Cost	Accumulated depletion & depreciation	Net book value
Oil and gas properties	$ 41,222,345	$ -	$ 41,222,345
Other	125,311	(61,020)	64,291
	41,347,656	(61,020)	41,286,636

			September 30, 2010
	Cost	Accumulated depletion & depreciation	Net book value
Oil and gas properties	$ 21,007,533	$ -	$ 21,007,533
Other	113,326	(49,172)	64,154
	21,120,859	(49,172)	21,071,687

On January 31, 2011, Zodiac acquired, through farm-in, a 75% working interest in approximately 21,500 acres located in Kings and Kern Counties in California for total proceeds of US$8,421,706. The transaction included the payment of US$5,614,471 in cash, the issuance of  2,700,018 shares with a deemed value of US$1,871,490 and provision of a work credit in respect of future cash calls made by Zodiac of US$935,745.  In addition, Zodiac shall be required to pay approximately 92% of the costs to drill two wells to test the Monterey and Kreyenhagen formations.

During the three and six months ended March 31, 2011, the Company capitalized $375,502 and $604,844 (2010 - $247,398 and $526,106) of general and administrative expenditures and stock-based compensation costs directly attributable to exploration activities.

At March 31, 2011, the balance of the oil and gas properties related to unproven properties, and the Company has not commenced principal operations; accordingly there has been no depletion or depreciation recorded against the assets.

Zodiac Exploration Inc.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2011

(Unaudited - expressed in Canadian dollars)

During the quarter ended March 31, 2011, the Company had minimal activities in the Windsor Basin in Nova Scotia.  The Company feels that there continues to be considerable exploration value in the Nova Scotia assets.  However, factors the Company considered (among others) were: intent to drill by the Operator of the Windsor Basin project; remaining lease term; geological and geophysical evaluations; and drilling results, along with activity.  Given that the Operator is no longer allocating any meaningful resources to continued evaluation, lack of proved reserves attributable to the property and no success to date in finding a joint venture partner to fund a drilling program, the Company feels that a full impairment charge $8,471,858 in the period was both reasonable and warranted.

Asset Retirement Obligation

As at March 31, 2011, the Company has estimated the net present value of its total ARO to be $311,365 based upon a total future undiscounted liability of $736,240, where the liability settlement period has been estimated to occur over 9 to 25 years.  The Company calculated the net present value of ARO using a discount rate of 8% and an inflation rate of 2 to 3%.

	March 31, 2011	September 30, 2010
Balance, beginning of period	$ 206,045	$ 206,045
Liabilities incurred	97,078	-
Accretion expense	8,242	-
Revision to ARO inputs	-	-
Balance, end of period	311,365	206,045

Future Income Taxes

a)

The significant components of the Company’s future tax assets and liabilities are as follows:

	March 31, 2011	September 30, 2010
Property and equipment	$ 2,387,773	$ (72,150)
Non-capital loss carry forward	2,181,231	1,275,801
Share issuance costs	811,436	929,943
Asset retirement obligation	59,753	59,753
Valuation allowance	(5,440,193)	(2,193,347)
	-	-

b)

The Company has estimated tax pools totaling $59,702,271 as follows:

Zodiac Exploration Inc.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2011

	Rate of claim	March 31, 2011 $
Canadian exploration expense	100%	10,083,771
Canadian oil and gas property expense	10%	104,524
Undepreciated capital cost	various	108,630
U.S. tax pools	100%	39,085,806
Share issuance costs	20%	2,798,055
Non-capital losses		7,521,485
		59,702,271

Share Capital

a)

Authorized

Unlimited number of common shares with voting rights.

Unlimited number of preferred shares, issuable in series.

b)

Issued

	Number of Common Shares	Amount $
Outstanding, December 31, 2009	57,450,010	12,912,112
Common shares issued (i)	20,000,000	5,175,500
Common shares issued through private placement (ii)	37,372,501	9,915,353
Common shares issued upon exercise of stock options	50,002	25,001
Contributed surplus effect on exercise of options	-	6,216
Common shares issued through private placement (iii)	98,039,200	49,999,992
Share issue costs (ii, iii)	-	(3,308,683)
Shares exchanged pursuant to reverse takeover (iv)	(212,911,713)	-
Shares exchanged to Zodiac shareholders pursuant to RTO (iv)	308,721,985	-
Shares held by Peninsula shareholders pursuant to the RTO	8,861,626	16,442
Outstanding, September 30, 2010	317,583,611	74,741,933
Common shares issued to acquire property (note 5)	2,700,018	1,890,013
Common shares issued upon exercise of options and warrants	3,967,500	567,625
Equity effect on exercise of options and warrants	-	35,498
Outstanding, March 31, 2011	324,251,129	77,235,069

(i)

Zodiac Exploration Inc.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2011

(Unaudited - expressed in Canadian dollars)

On January 7, 2010, the Company issued 20,000,000 common shares ($0.259 per share) for total gross cash proceeds of $5,175,500.

(ii)

During the fiscal period ended September 30, 2010, the Company issued 37,372,501 Units of the Company for total gross cash proceeds of $11,211,750 ($0.30/Unit).  Each Unit consisted of one common share and one half of one share purchase warrant with an exercise price of $0.60/share (note 8(c)(ii)). The Company incurred $28,326 in share issue costs related to the placement, which were recorded as a charge against capital raised.

(iii)

On September 2, 2010, the Company issued 98,039,200 common shares ($0.51 per share) for total gross cash proceeds of $49,999,992.  The Company incurred $3,280,357 in share issue costs related to the placement, which were recorded as a charge against capital raised.

(iv)

Pursuant to the RTO that occurred on September 28, 2010 (note 4), all existing Zodiac Exploration Corp. shares were exchanged on a 1:1.45 ratio for Zodiac Exploration Inc. shares.  At the time of the RTO, Peninsula shareholders held 8,861,626 shares and 4,800,000 full share purchase warrants exercisable at $0.125/share of the Company.

c)

Warrants

	Outstanding September 30, 2010 (i)	Exercised	Outstanding March 31, 2011	Weighted Average Exercise Price	Deemed Value
Warrants issued on private placement	45,675,000	-	45,675,000	$ 1.034	$ 5,242,619
Warrants issued on private placement (ii)	27,095,061	(58,000)	27,037,061	0.414	1,293,830
Peninsula Warrants pursuant to RTO (iii)	4,800,000	(3,605,000)	1,195,000	0.125	1,945
Ending	77,570,061		73,907,061	0.793	6,538,394

(i)

Zodiac Exploration Corp. warrant and option holders will continue to hold the original equity instruments until exercise, expiry, cancellation or forfeiture.  Upon exercise the warrants/options will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. shares, with the corresponding ratio applied to the exercise price.

The figures shown in note 8(c) are shown on a post-conversion basis (ie. original issue x 1.45 (as applicable)).

(ii)

As of March 31, 2011, there are 27,037,061 common share purchase warrants outstanding that were issued in conjunction with the units issued, noted in note 8(b)(ii), during the fiscal year ended September 30, 2010. Each whole warrant has an exercise price of $0.414/share and expires 5 years after the grant date.

The fair values of the warrants issued were estimated as at the grant date using the Black-Scholes option pricing model.  The weighted average assumptions used in the calculations are noted below:

2010
Risk-free interest rate	1.95%
Expected life	3.1 years
Expected volatility	71.3%
Fair value per whole warrant	$0.048

The fair value of the warrants outstanding is $1,293,830 (September 30, 2010 - $1,296,397), which was allocated from the gross proceeds received on the private placement.

(iii)

As of March 31, 2011 there are 1,195,000 common share purchase warrants outstanding that had been previously issued by Peninsula Resources Ltd. (the “Peninsula Warrants”).  Each warrant has an exercise price of $0.125/share and expires April 20, 2011.

The valuation assigned to the Peninsula Warrants was determined using the original value proportion attributed to the warrants from the original equity raise, using the Black-Scholes option pricing model.  The assumptions used in the calculation were as noted below:

2010
Risk-free interest rate	1.62%
Expected life	1 year
Expected volatility	168.2%
Fair value per whole warrant	$0.002

Zodiac Exploration Inc.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2011

(Unaudited - expressed in Canadian dollars)

The fair value of the warrants outstanding is $1,945 (September 30, 2010 - $7,812), which was allocated from the share capital increase recorded from the residual value of Peninsula’s net book value assets (note 4).

d)

Performance warrants

On April 6, 2010, the Company issued the equivalent of 10,150,000 performance warrants to officers of the Company.  These performance warrants have an equivalent exercise price of $0.207/share, a term of five years, are exercisable into one common share per performance warrant and vest in four equal increments with the initial increment occurring on a liquidity event for the Company.  The RTO was the initial liquidity event for the Performance Warrants, and the initial liquidity price was equal to $0.352, the Zodiac Exploration Inc. equivalent price ($0.51/1.45) of the subscription receipt financing (note 8 (b) (iii)).  The remaining warrants became exercisable in increments of 25% with each increase in the market price of the common shares of 33% from the original liquidity price, with 100% of the performance warrants being exercisable upon the achievement of a common share price equal to two times the initial liquidity price.  As at December 31, 2010, all performance warrants had vested.

The fair value of the performance warrants issued was estimated as at the grant date using the Black-Scholes option pricing model.  The compensation expense is then recognized over the expected vesting term. The estimate of this expense is adjusted for subsequent changes in the expected or actual outcome of the vesting requirements and any changes to this expense are recorded in the period of the change.  The assumptions used in the calculation are noted below:

2010
Risk-free interest rate	1.75%
Expected life	2.6 years
Expected volatility	75.4%
Fair value per whole warrant	$0.097

Compensation expense recognized for the three and six month periods ended March 31, 2011 was $47,798 and $169,450, respectively, and has been recorded as a non-cash compensation expense. The total amount has been recorded with an offsetting credit to contributed surplus.  Since issuance, approximately 70% of the originally estimated fair value of the performance warrants has been recognized as compensation expense.

Zodiac Exploration Inc.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2011

e)

Stock options outstanding

Zodiac Exploration Corp. warrant and option holders will continue to hold the original equity instruments until exercise, expiry, cancellation or forfeiture.  Upon exercise the warrants/options will be exchanged at the 1:1.45 ratio for Zodiac Exploration Inc. common shares, with the corresponding ratio applied to the exercise price.

Under the Company’s share option plan (the “Plan”), the number of common shares to be reserved and authorized for issuance pursuant to options granted under the Plan cannot exceed 10% of the total number of issued and outstanding common shares of the Company.   The 10% limit includes common shares reserved for issuance upon the exercise of the performance warrants (Note 8 (d)).  All currently issued options have terms of five years and vest within three years; the term, the vesting period and the price are determined at the discretion of the Board of Directors.  However, the maximum option term shall not exceed five years.

The following table summarizes information about the Company’s stock options outstanding at March 31, 2011, and for changes that occurred during the six month period then ended:

			March 31, 2011
	Number of options	Weighted average exercise price $	Weighted average remaining contractual life (years)
Balance beginning of year	9,748,834	0.273	3.70
Granted	1,490,000	0.629	4.72
Forfeited	(948,334)	0.328
Exercised	(304,500)	0.305
Balance, end of period	9,986,000	0.320	3.82

The following table summarizes information about the Company’s stock options outstanding at September 30, 2010 (adjusted for exchange ratio, see above), and for changes that occurred during the nine month period then ended:

			September 30, 2010
	Equivalent Number of options	Weighted average exercise price $	Weighted average remaining contractual life (years)
Balance beginning of year	4,756,000	0.345	3.77
Granted	5,524,500	0.213	4.55
Forfeited	(459,163)	0.280
Exercised	(72,503)	0.345
Balance, end of year	9,748,834	0.273	4.18

As at March 31, 2011, the Company had 6,044,417 options granted but not yet vested.

f)

Stock based compensation

During the three and six months ended March 31, 2011, the Company granted 425,000 and 1,490,000 options to officers, directors, employees and consultants (three and six months ended March 31, 2010 – nil).  The terms of the grants are consistent with the Plan and options are exercisable at an weighted average price of $0.772 and $0.629, respectively, per option and expire 5 years after the grant date.  The fair value of the options granted is estimated as at the grant date using the Black-Scholes option pricing model.  The weighted average assumptions used in the calculation are noted below:

	2011	2010
Risk-free interest rate	1.59%	1.64%
Expected life	3 years	2.6 years
Expected volatility	71.11%	75.19%
Fair value per option	$0.312	$0.097

Compensation expense recognized for the three and six months ended March 31, 2011 was $140,951 and $250,486, respectively (three and six months ended March 31, 2010 - $50,486 and $102,252). Of the total compensation expense for the three and six months ended March 31, 2011, $108,319 and $197,980 (three and six months ended March 31, 2010 - $35,903 and $75,663) has been recorded as a stock-based compensation expense related to options issuances and $32,632 and $52,506 (three and six months ended March 31, 2010 - $14,583 and $26,589) has been capitalized for options issued to consultants directly involved in exploration activities. The total amount has been recorded with an offsetting credit to contributed surplus.

g)    Per Share Data

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the three and six month periods ended March 31, 2011 of 321,413,256 and 319,608,765 (three and six months ended March 31, 2010 – 114,366,190 and 98,663,673).  Weighted average number of shares and calculation of diluted loss per share have been restated for the prior year in accordance with reverse takeover accounting guidance. The treasury stock method is used for the calculation of diluted loss per share. Under this method, it is assumed that proceeds from the exercise of dilutive securities are used by the Company to repurchase Company shares at the average price during the period.  During the period, the Company did not have any dilutive securities outstanding. The issued and outstanding warrants, performance warrants and vested stock options of 73,907,061, 10,150,000 and 3,941,583, respectively, were not dilutive due to the Company’s loss position.

Zodiac Exploration Inc.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2011

h)

Capital Management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern, so that it can ultimately provide returns for shareholders and benefits for other stakeholders. The Company manages its common shares and warrants as capital.  As the Company is still in the development stage its principal source of funds is from the issuance of common shares and warrants.  The Company’s ability to raise future capital through equity is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

As part of the capital management program the Company monitors its working capital ratio. The Company’s objective is to maintain a working capital ratio of greater than 1:1 defined as the ratio of currents assets divided by current liabilities.  At March 31, 2011, the working capital ratio was 9.5:1 (September 30, 2010 – 27.7:1). The Board of Directors has not established quantitative return on capital criteria for management, but rather promotes prudent capital management.

9

Related Parties

Related party transactions during the three and six month period ended March 31, 2011 not disclosed elsewhere in these consolidated financial statements are as follows:

a)    Aggregate management fees of $nil and $nil (March 31, 2010 – $165,000 and $329,646) were paid to officers of the Company and recorded in the consolidated statement of loss, comprehensive loss and deficit. All officers of the Company became employees on May 1, 2010.

Zodiac Exploration Inc.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2011

(Unaudited - expressed in Canadian dollars)

b)

Included in accounts payable as at March 31, 2011 was $28,000 (September 30, 2010 - $nil) payable to directors and officers of the Company.

Transactions with related parties are recorded at the exchange amount, being the price agreed to between the parties.

10

Financial Instruments

a)

Fair values

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying values due to their short-term nature.

Effective December 31, 2009, the Company adopted the amendments to CICA Section 3862 “Financial Instruments – Disclosures”. These amendments require the Company to present information about financial instruments measured at fair value in accordance with a three level hierarchy. The hierarchy groups financial assets and liabilities at a fair value into three levels based on the significance of inputs used in measuring the fair values of the financial assets and liabilities. The fair value hierarchy has the following levels:

(i)

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

(iii)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.

Zodiac Exploration Inc.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2011

b)

Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its commercial obligations. The Company’s maximum credit risk exposure is limited to the carrying value of its accounts receivable and cash and cash equivalents. At March 31, 2011, the Company had accounts receivable of $89,398, which consisted primarily of Goods and Services Tax due from the Federal Government of Canada. The Company’s cash and cash equivalents of $30,763,831 at March 31, 2011 consist of balances with a Canadian Chartered Bank and a US Chartered Bank. Management believes that the credit risk with respect to accounts receivables and cash and cash equivalents is not material.

c)

Commodity price risk

The Company’s operations are expected to eventually result in exposure to fluctuations in the prices of commodities including oil, natural gas and natural gas liquids.  At this time the Company does not have any production and therefore there is no need for the Company to engage in commodity price risk management.  However, management continuously monitors commodity prices and will utilize or employ instruments to manage exposure to these risks when it deems necessary.

d)

Interest rate risk

The Company has $nil short or long term interest bearing debt and therefore is only exposed to interest rate risk through its cash holdings.  The Company manages its exposure to interest rate risk by entering into term deposits with fixed interest rates.

e)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and the United States and a significant portion of its expenses are incurred in US dollars.  The Company does not hedge its exposure to fluctuations in the exchange rate.  Changes in exchange rates could have a material effect on the Company’s business including its intended capital plans, its financial condition and results of operations.

Certain of the Company’s financial instruments are exposed to fluctuations in the US dollar, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. A hypothetical change of 10% to the foreign exchange rate between the US dollar and the Canadian dollar applied to the average level of US denominated cash and cash equivalents during the period ended March 31, 2011 would have had approximately a $2,100,000 impact on the Company’s after tax earnings for the period.

Zodiac Exploration Inc.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2011

(Unaudited - expressed in Canadian dollars)

11

Commitments

a)

The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on May 1, 2010 and ending on February 29, 2012. The annual basic rent obligation is $38,350, payable in monthly instalments of $3,195. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

b)

The Company holds an operating lease agreement for the lease of office space in Bakersfield, California commencing July 1, 2010 and ending on June 30, 2012. The annual basic rent obligation is US$37,155 per annum, payable in monthly instalments of US$3,096. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

Zodiac Exploration Inc.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2011

12

Segmented information

The Company’s primary operations are limited to a single industry being the acquisition, exploration for, and development of petroleum and natural gas.  Geographical segmentation is as follows:

	Three months ended March 31, 2011 ($)
	Canada	United States	Total
Interest income	33,963	-	33,963
Depletion and depreciation	9,866	605	10,471
Net loss	(1,466,753)	(511,720)	(1,978,473)
Property and equipment	2,063,221	39,223,415	41,286,636
Total assets	32,831,132	39,727,274	72,558,406

	Six months ended March 31, 2011 ($)
	Canada	United States	Total
Interest income	85,524	-	85,524
Depletion and depreciation	18,873	1,217	20,090
Net loss	(2,706,494)	(544,335)	(3,250,829)
Property and equipment	2,063,221	39,223,415	41,286,636
Total assets	32,831,132	39,727,274	72,558,406

	Three months ended March 31, 2010 ($)
	Canada	United States	Total
Interest income	424	-	424
Depletion and depreciation	10,742	-	10,742
Net loss	(522,304)	(456)	(522,760)
Property and equipment	9,500,741	6,817,944	16,318,685
Total assets	20,619,711	6,876,333	27,496,044

	Six months ended March 31, 2010 ($)
	Canada	United States	Total
Interest income	1,464	-	1,464
Depletion and depreciation	16,333	-	16,333
Net loss	(923,597)	(250,743)	(1,174,340)
Property and equipment	9,500,741	6,817,944	16,318,685
Total assets	20,619,711	6,876,333	27,496,044

Zodiac Exploration Inc.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2011

(Unaudited - expressed in Canadian dollars)

13

Subsequent Events

a)

On April 1, 2011, Zodiac granted an aggregate of 4,000,000 stock options to officers, employees and consultants of the Company. The stock options are exercisable at a price of $1.05 per common share and will vest as to one‐third on the date of grant, one‐third on the first anniversary date of grant and the remaining one‐third on the second anniversary date of grant and shall expire five years from the date of grant.